UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Torchlight, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

This Amendment No. 7 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission, Amendment No. 2 to the Schedule 13D filed January 24, 2011 by the Reporting Persons with the Commission, Amendment No. 3 to the Schedule 13D filed March 2, 2011 by the Reporting Persons with the Commission, Amendment No. 4 to the Schedule 13D filed March 21, 2011 by the Reporting Persons with the Commission, Amendment No. 5 to the Schedule 13D filed April 29, 2011 by the Reporting Persons with the Commission and Amendment No. 6 to the Schedule 13D filed November 2, 2011 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), MSD Torchlight, L.P., a Delaware limited partnership (“MSD Torchlight”), and Michael S. Dell. MSD Capital, MSD Torchlight and Michael S. Dell are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of the Reporting Persons is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c) This Schedule 13D is filed on behalf of each of MSD Capital, MSD Torchlight and Michael S. Dell. MSD Torchlight is the record and direct beneficial owner of the Common Units covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD Torchlight. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. The principal business of MSD Torchlight is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc. (the “Company”).
(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
(e) On July 22, 2010, each of the Company and Michael S. Dell, who serves as the Company’s Chairman and Chief Executive Officer, reached a settlement with the Commission regarding the Company’s disclosures and alleged omissions prior to its Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation (“Intel”) and separate accounting and financial reporting matters. The Company and Mr. Dell entered into the settlements without admitting or denying the allegations in the Commission’s complaint, as is consistent with common Commission practice.
The Commission’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to the Company’s commercial relationship with Intel. Mr. Dell’s settlement did not involve any of the separate accounting-related charges that were settled by the Company. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, and Rule 13a-14 under the Act and from aiding and abetting violations of Section 13(a) of the Act and Rules 12b-20, 13a-1 and 13a-13 under the Act. In addition, Mr. Dell agreed to a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of the Company.

The settlements with the Company and Mr. Dell were approved by the U.S. District Court for the District of Columbia on October 13, 2010.
Other than as set forth above, during the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.
(f) Each of MSD Capital, MSD Torchlight and MSD Capital Management is organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D relating to the Common Units of the Partnership filed December 23, 2010 by the Reporting Persons with the Commission)

99.5
Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 2 to the Schedule 13D relating to the Common Units of the Partnership filed January 24, 2011 by the Reporting Persons with the Commission)

99.6
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.7
Non-Disclosure Agreement, dated March 1, 2011 (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.8
Amendment to Non-Disclosure Agreement, dated March 18, 2011 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D relating to the Common Units of the Partnership filed March 21, 2011 by the Reporting Persons with the Commission)

99.9
Non-Disclosure Agreement, dated April 28, 2011 (incorporated herein by reference to Exhibit 99.9 to Amendment No. 5 to the Schedule 13D relating to the Common Units of the Partnership filed April 29, 2011 by the Reporting Persons with the Commission)

99.10
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2011	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

MSD TORCHLIGHT, L.P.
By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MICHAEL S. DELL
By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D relating to the Common Units of the Partnership filed December 23, 2010 by the Reporting Persons with the Commission)

99.5
Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 2 to the Schedule 13D relating to the Common Units of the Partnership filed January 24, 2011 by the Reporting Persons with the Commission)

99.6
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.7
Non-Disclosure Agreement, dated March 1, 2011 (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.8
Amendment to Non-Disclosure Agreement, dated March 18, 2011 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D relating to the Common Units of the Partnership filed March 21, 2011 by the Reporting Persons with the Commission)

99.9
Non-Disclosure Agreement, dated April 28, 2011 (incorporated herein by reference to Exhibit 99.9 to Amendment No. 5 to the Schedule 13D relating to the Common Units of the Partnership filed April 29, 2011 by the Reporting Persons with the Commission)

99.10
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)